Exhibit 99.1

Fiverr Announces Second Quarter 2019 Results

•                  Strong growth continued in Q2 2019 with revenue of $25.9 million, up 41% year over year

•                  Active buyers were 2.2 million, up 14% year over year

•                  Spend per buyer was $157, up 16% year over year

•                  Take rate was 26.4%, an increase of 170 basis points year over year

•                  Significant improvement in operating leverage

•                  FY19 revenue is expected to grow 34%-37% year over year

NEW YORK, August 8, 2019 - Fiverr International Ltd. (NYSE: FVRR), the company that is changing how the world works together, today reported financial results for the second quarter ended June 30, 2019. Complete operating results and management commentary can be found by accessing the Company’s shareholder letter posted to its investor relations website at investors.fiverr.com.

“We are pleased to report strong results in our first quarter as a public company, highlighted by 41% year over year revenue growth along with solid growth in active buyers and spend per buyer,” said Fiverr CEO Micha Kaufman. “Over the coming quarters and years, we plan to execute on our strategy to drive sustainable growth, while making steady progress on our path to profitability. Our results demonstrate the power of our business model and we are heading into the second half of the year with strong momentum, backed by positive market trends for freelancers globally. We believe that Fiverr’s technology and value to buyers and sellers allow us to address a significant market opportunity and we have only begun to scratch the surface of what we can accomplish.”

Ofer Katz, CFO of Fiverr, added, “We continued to grow our active buyer base through consistent cohort behavior, efficient performance marketing, and ongoing product improvement. The strong growth in spend per buyer highlights our continued success in going upmarket, and we continued to enjoy a robust take rate with improving monetization. I’m very happy with our results this quarter and even more excited for the expected growth ahead in the second half of 2019 and for the coming years.”

Key Second Quarter 2019 Financial Results

•                  Revenue in the second quarter of 2019 was $25.9 million, an increase of 41% year over year.

•                  Active buyers as of June 30, 2019 were 2.2 million, compared to 1.9 million as of June 30, 2018, an increase of 14% year over year.

•                  Spend per buyer as of June 30, 2019 was $157, compared to $135 as of June 30, 2018, an increase of 16% year over year.

•                  Take rate for the twelve months ended June 30, 2019 was 26.4%, compared to 24.7% for the twelve months ended June 30, 2018, an increase of 170 basis points year over year.

•                  GAAP gross margin in the second quarter of 2019 was 79.5%, an increase of 110 basis points from 78.4% in the second quarter of 2018.

•                  Non-GAAP gross margin in the second quarter of 2019 was 81.4%, an increase of 150 basis points from 79.9% in the second quarter of 2018.

•                  GAAP net loss in the second quarter of 2019 was ($9.4) million, or ($0.88) per share, compared to ($6.7) million, or ($1.03) per share, in the second quarter of 2018. Non-GAAP net loss in the second quarter of 2019 was ($4.9) million, or ($0.19) per share, compared to ($5.7) million, or ($0.25) per share, in the second quarter of 2018.

•                  Adjusted EBITDA in the second quarter of 2019 was ($4.9) million, compared to ($5.6) million in the second quarter of 2018. Adjusted EBITDA margin was (19.0%) in the second quarter of 2019, an increase of 1,130 basis points from (30.3%) in the second quarter of 2018.

Recent Business Highlights

•                  Continued category expansion and launched Fiverr’s first industry dedicated store for gaming related digital services.

•                  Introduced Fiverr Studios late in July, a transformative product that enables freelancers to collaborate and provide complex offerings with cross-category deliverables.

•                  Executed on international expansion, with the launch of a German language homepage, fiverr.de, and a number of digital and out-of-home marketing campaigns that were adapted to the German market, contributing to Germany growing significantly faster than our overall marketplace.

Financial Outlook

Fiverr expects to capitalize on the significant growth of the freelance economy and continue to deliver strong results throughout 2019 based on expanding to new categories, growing active buyers and spend per buyer, achieving high efficiency on our marketing initiatives and benefitting from high visibility driven by consistent cohort spend behavior.

	Q3 2019	FY 2019
Revenue	$25.5 - $26.5 million	$101.5 - $103.5 million
Year over year growth	30% - 35%	34% - 37%
Adjusted EBITDA(1)	($6.0) - ($5.0) million	($21.5) - ($20.5) million

(1) Adjusted EBITDA is a non-GAAP financial measure. See “Key Performance Metrics and Non-GAAP Financial Measure” for additional information.

Conference Call and Webcast Details

Fiverr’s management will host a conference call to discuss its financial results today, Thursday, August 8, 2019 at 8:30a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. Investors and analysts can participate in the conference call by dialing (866) 270-1533, or (412) 317-0797 for callers outside the United States, and mention the passcode, “Fiverr.” A telephonic replay of the conference call will be available until Thursday, August 15, 2019, beginning one hour after the end of the conference call. To listen to the replay please dial (877) 344-7529, or (412) 317-0088 for callers outside the United States, and enter passcode 0132812.

About Fiverr

Fiverr’s mission is to change how the world works together. The Fiverr platform connects businesses of all sizes with freelancers offering digital services in more than 250 categories, across 8 verticals including graphic design, digital marketing, programming, video and animation. Since inception, the platform has served over 5.5 million businesses and has facilitated over 50 million transactions. Fiverr’s global community of freelancers spans across more than 160 countries. We invite you to visit us at fiverr.com, read our blog and follow us on Facebook, Twitter and Instagram.

Investor Relations:

Jinjin Qian

investors@fiverr.com

Press:
Siobhan Aalders

press@fiverr.com

Fiverr International Ltd.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	June 30,	December 31,
	2019	2018
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$29,112	$55,955
User funds	50,003	39,736
Bank deposits	20,000	—
Restricted deposit	310	327
Marketable securities	109,417	—
Other receivables	2,997	776
Total current assets	211,839	96,794

Property and equipment, net	5,309	5,143
Intangible assets, net	7,917	4,065
Goodwill	11,240	1,381
Restricted deposit	3,182	3,191
Other non-current assets	463	456
Total assets	$239,950	$111,030

Liabilities and Shareholders’ Equity
Current liabilities:
Trade payables	$4,518	$3,364
User accounts	50,003	39,736
Other account payables and accrued expenses	20,120	10,231
Current maturities of long-term loan	483	445
Total current liabilities	75,124	53,776

Long-term loan and other non-current liabilities	5,302	3,280

Shareholders’ equity:
Share capital and additional paid-in capital	301,100	178,164
Accumulated deficit	(141,892)	(123,592)
Accumulated other comprehensive income (loss)	316	(598)
Total shareholders’ equity	159,524	53,974
Total liabilities and shareholders’ equity	$239,950	$111,030

Fiverr International Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except loss per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Revenue	$25,912	$18,399	$49,675	$35,145
Cost of revenue	5,305	3,978	10,241	7,811
Gross profit	20,607	14,421	39,434	27,334

Operating expenses:
Research and development	8,457	6,436	16,073	12,569
Sales and marketing	15,852	11,690	31,228	25,388
General and administrative	5,621	2,888	9,977	12,440
Total operating expenses	29,930	21,014	57,278	50,397
Operating loss	(9,323)	(6,593)	(17,844)	(23,063)
Financial income (expenses), net	(10)	(92)	204	125
Loss before income taxes	(9,333)	(6,685)	(17,640)	(22,938)
Income taxes	(20)	—	(26)	—
Net loss	(9,353)	(6,685)	(17,666)	(22,938)
Deemed dividend to protected ordinary shareholders	—	—	(632)	—
Net loss attributable to ordinary shareholders	(9,353)	(6,685)	(18,298)	(22,938)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.88)	$(1.03)	$(2.06)	$(3.54)
Basic and diluted weighted average ordinary shares	10,664	6,494	8,868	6,482

Fiverr International Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Operating Activities
Net loss	$(9,353)	$(6,685)	$(17,666)	$(22,938)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	910	554	1,717	1,055
Stock-based compensation	2,216	366	3,962	7,618
Net loss (gain) from exchange rate fluctuations	116	44	63	(51)
Changes in assets and liabilities:
User funds	(1,942)	—	(10,267)	—
Other receivables	(44)	(436)	(1,291)	(733)
Trade payables	365	(1,671)	876	(48)
User accounts	1,942	267	10,267	6,518
Other account payables and accrued expenses	2,599	1,806	4,093	3,336
Non-current liabilities	(163)	103	(105)	184
Net cash used in operating activities	(3,354)	(5,652)	(8,351)	(5,059)

Investing Activities
Acquisition of business, net of cash acquired	—	—	(9,967)	(2,676)
Purchase of property and equipment	(282)	(240)	(459)	(372)
Capitalization of internal-use software	(221)	(193)	(324)	(456)
Other receivables and non-current assets	—	54	(122)	(258)
Bank deposits	(10,000)	—	(20,000)	—
Restricted deposit	—	(25)	—	(60)
Investment in marketable securities	(109,391)	—	(109,391)	—
Net cash used in investing activities	(119,894)	(404)	(140,263)	(3,822)

Financing Activities
Proceeds from exercise of options	485	73	541	150
Proceeds from initial public offering, net	117,362	—	117,362	—
Proceeds from issuance of protected ordinary shares, net	—	—	4,340	—
Payment of deferred issuance costs related to initial public offering	—	—	(405)	—
Repayment of long-term loan	(116)	(106)	(228)	(216)
Net cash provided by (used in) financing activities	117,731	(33)	121,610	(66)

Effect of exchange rate fluctuations on cash and cash equivalents	(7)	(149)	161	(121)

Decrease in cash and cash equivalents	(5,524)	(6,238)	(26,843)	(9,068)
Cash and cash equivalents at the beginning of period	34,636	25,036	55,955	27,866
Cash and cash equivalents at the end of period	$29,112	$18,798	$29,112	$18,798

Fiverr International Ltd.

KEY PERFORMANCE METRICS

	Twelve Months Ended
	June 30,
	2019	2018
	(Unaudited)
Annual active buyers (in thousands)	2,175	1,908
Annual spend per buyer ($)	$157	$135

Fiverr International Ltd.

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT

(In thousands, except margin data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
GAAP gross profit	$20,607	$14,421	$39,434	$27,334
Add:
Share-based compensation	28	3	50	5
Depreciation and amortization	450	274	856	529
Non-GAAP gross profit	$21,085	$14,698	$40,340	$27,868
Non-GAAP gross margin	81.4%	79.9%	81.2%	79.3%

Fiverr International Ltd.

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(In thousands, except margin data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
GAAP net loss	$(9,353)	$(6,685)	$(17,666)	$(22,938)
Add:
Financial expenses (income), net	10	92	(204)	(125)
Income taxes	20	—	26	—
Depreciation and amortization	910	554	1,717	1,055
Share-based compensation	2,216	366	3,962	7,618
Other initial public offering related expenses	416	—	416	—
Contingent consideration revaluation and acquisition related costs	868	94	1,446	1,373
Adjusted EBITDA	$(4,913)	$(5,579)	$(10,303)	$(13,017)
Adjusted EBITDA margin	(19.0%)	(30.3%)	(20.7%)	(37.0%)

Fiverr International Ltd.
RECONCILIATION OF GAAP TO NON-GAAP NET LOSS AND NET LOSS PER SHARE
(In thousands, except loss per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
GAAP net loss attributable to ordinary shareholders	$(9,353)	$(6,685)	$(18,298)	$(22,938)

Add:
Deemed dividend to protected ordinary shareholders	—	—	632	—
Depreciation and amortization	910	554	1,717	1,055
Share-based compensation	2,216	366	3,962	7,618
Other initial public offering related expenses	416	—	416	—
Contingent consideration revaluation and acquisition related costs	868	94	1,446	1,373
Non-GAAP net loss	(4,943)	(5,671)	(10,125)	(12,892)
GAAP weighted average number of ordinary shares outstanding - basic and diluted	10,664	6,494	8,868	6,482
Add:
Additional weighted average shares giving effect to exchange of protected ordinary shares at the beginning of the period	15,960	16,144	17,266	16,134
Non-GAAP basic and diluted weighted average ordinary shares	26,624	22,638	26,134	22,616
Non-GAAP basic and diluted net loss per share attributable to ordinary shareholders	$(0.19)	$(0.25)	$(0.39)	$(0.57)

Note: Non-GAAP basic and diluted net loss per ordinary share for the three and six months ended June 30, 2019 were calculated based on ordinary shares outstanding after accounting for the exchange of Fiverr’s then outstanding protected ordinary shares into 18.7 million ordinary shares as though such event had occurred at the beginning of the periods. In the same calculation for the three and six months ended June 30, 2018, we accounted for the exchange of Fiverr’s then outstanding protected ordinary shares into 16.1 million ordinary shares at the beginning of the periods.

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit,  Non-GAAP gross margin, Non-GAAP net loss and Non-GAAP net loss per share as well as operating metrics, including GMV, spend per buyer, active buyers and take rate.

We define GMV or Gross Merchandise Value as the total value of transactions through our platforms, excluding value added tax, goods and services tax, service chargebacks and refunds. Active buyers on any given date is defined as buyers who have ordered a Gig on Fiverr within the last 12-month period, irrespective of cancellations. Spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date. Take rate is revenue for any such period divided by GMV for the same period.

Management and our board of directors use these metrics as supplemental measures of our performance that is not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations.  We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and to evaluate our capacity to and capital expenditures and expand our business.

Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP net loss and Non-GAAP net loss per share as well as operating metrics, including GMV, spend per buyer and take rate should not be considered in isolation, as an alternative to, or superior to net loss, revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management’s discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measure of Adjusted EBITDA and other non-GAAP metrics used herein is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

We are not able to provide a reconciliation of Adjusted EBITDA guidance for the third quarter of 2019 or the fiscal year 2019 to net loss, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, the gain or loss on disposal of property and equipment, gain or loss on revaluation of contingent consideration, and impairment of intangible assets, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net loss in the future.

See the tables of above regarding reconciliations of these non-GAAP measures to the most directly comparable GAAP measure.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the second quarter of 2019, the third quarter of 2019, and the fiscal year ended December 31, 2019, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our ability to attract and retain a large community of buyers and freelancers; our ability to achieve profitability; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our ability to maintain user engagement on our website and to maintain and improve the quality of our platform; our dependence on the interoperability of our platform with mobile operating systems that we do not control; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to consumer data privacy and data protection; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States; our ability to achieve desired operating margins; our compliance with a wide variety of U.S. and international laws and regulations; our ability to protect our intellectual property rights and to successfully halt the operations of copycat websites or misappropriation of data; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; our dependence on our senior management and our ability to attract new talent; and the other important factors discussed under the caption “Risk Factors” in our final prospectus under Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on June 12, 2019 in connection with our initial public offering as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.